UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$147 MILLION FOR FIRST QUARTER 2014, EXCLUDING FLEET RESTRUCTURING COSTS

Santiago, Chile, May 13, 2014 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ended March 31, 2014. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.36 per USD.

HIGHLIGHTS

•	LATAM Airlines Group reported operating income of US$146.7 million for first quarter 2014 excluding non-recurring costs related to fleet restructuring. The increase of 28.5% as compared to the first quarter 2013 was driven by strong improvements in the results of LATAM’s passenger operations in most markets, especially in the Brazilian domestic operations, offset by the 18.5% depreciation of the Brazilian real over this period as well as by weaker results in the cargo business. Operating margin excluding fleet restructuring costs reached 4.6%, an increase of 1.2 points compared to 3.4% in 2013.

•	LATAM Airlines Group’s net income reached US$80.7 million for first quarter 2014, excluding non-recurring costs related to fleet restructuring, compared to net income of US$42.7 million for the same period 2013.

•

Having concluded a thorough review of its post-merger fleet plan and fleet requirements, and the changes in the competitive environment, the Company is undertaking a broad fleet restructuring plan with the aim of reducing the number of models operated, phasing out less efficient models and allocating aircraft best suited to each one of its markets. As a result, the Company expects to redeliver a significant number of aircraft between 2013 and 2016, and to fully phase out its Airbus A330s, A340s, Boeing 737s and Q400s. During the first quarter of 2014, LATAM has provided for estimated penalties related to anticipated redeliveries and other redelivery expenses expected to be incurred as a result of this process, recognizing non-recurring costs of US$147 million. Of this total amount, US$34 million are recorded as aircraft maintenance operating expenses and US$112 million are recognized as Other Non-Operating Costs.

•	During the first quarter of 2014, LATAM continues to rationalize capacity in both passenger and cargo operations. As a result, passenger ASKs declined by 4.3% and cargo ATKs declined by 6.6% as compared to the first quarter of 2013. In the passenger markets, capacity cuts were mainly driven by reductions on international routes, which decreased by 7.5% as compared to the same period in 2013, and the continued rationalization of our domestic Brazil operations. Load factors continue to increase in all markets, reaching record levels at 82.7%.

•	On March 31, 2014, TAM celebrated its official entrance into the oneworld alliance. This allows TAM to offer customers an improved network in regions that are most important to them, and represents a significant milestone for LATAM Airlines Group as it continues to develop its international connectivity.

•	On April 29, 2014, LATAM Airlines Group held its Annual General Shareholders’ Meeting in Santiago during which elections were held to renew the Board of Directors. Mr. Ricardo Caballero, renowned economist and professor of Economics at Massachusetts Institute of Technology, was elected as a new Board member of LATAM Airlines Group, replacing Mr. José María Eyzaguirre, who held this position for almost two years. The other eight Board members were reelected.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2014 RESULTS

During the first quarter of 2014, LATAM continued to reduce passenger capacity, with strong reductions in our international operations and continued capacity cuts in the domestic Brazilian market. In addition, the Company is also reducing freighter capacity. Despite the positive outcome we expect from this capacity rationalization strategy, these reductions currently imply higher unit costs as we adapt our cost structure to a smaller operation.

Additionally, the Company is undertaking a broad fleet restructuring plan with the aim of reducing the number of aircraft models operated, phasing out less efficient models and allocating aircraft best suited to each one of its markets. During the first quarter 2014, we have provided for US$147 million in non-recurring costs related to estimated penalties for anticipated redeliveries and other redelivery expenses expected to be incurred as a result of this process. These initiatives are part of a long term strategy which we believe is key in order to have a cost efficient operation, increasing LATAM’s competitiveness in the long term.

Total revenues in the first quarter 2014 reached US$3,177.4 million compared to US$3,409.0 million in first quarter 2013. The decrease of 6.8% is a result of a 6.4% decrease in passenger revenues and a 12.5% decrease in cargo revenues, partially offset by an 11.6% increase in other revenues. These variations include the negative impact of the 18.5% average depreciation of the Brazilian real in the first quarter 2014 as compared to the first quarter 2013 on revenues denominated in that currency. Passenger and cargo revenues accounted for 84.6% and 12.7% of total revenues, respectively, in first quarter 2014.

Passenger revenues decreased 6.4% during the quarter, mainly driven by capacity reductions of 4.3% as a result of reduced capacity on international and domestic Brazil routes, as well as a decrease of 6.2% in yields. Passenger traffic during the quarter showed a slight decline of 0.2%, with load factors reaching very healthy levels at 82.7%, 3.4 percentage points higher than the same period in 2013. Overall, RASK decreased by 2.2% when compared to the first quarter 2013.

The revenues per ASK for LATAM’s main passenger business units are shown in the table below.

		For the three month period ended
		March 31
		2014	2013	% Change
Revenues per ASK
Domestic Spanish Speaking Countries (SSC)	(US cents)	9.1	9.5	-4.5%

Domestic Brazil	(US cents)	8.9	9.0	-1.0%
	(BRL cents)	20.8	17.9	16.6%

International	(US cents)	7.8	7.8	0.0%

Total RASK		8.2	8.3	-2.2%

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues.

During the first quarter 2014, the domestic operations of the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow, with passenger traffic increasing by 6.6%, while passenger capacity as measured in ASKs grew by 5.2%. This led to load factors of 81.8%, 1.1 percentage points higher than the same period 2013. Nevertheless, yields in the domestic markets have been under pressure mainly due to the depreciation of local currencies, and have resulted in a 4.4% decline in revenue per ASK as compared to the first quarter of 2013.

In the domestic Brazil passenger operations, TAM continues to reduce capacity, although at a somewhat slower pace than in previous quarters, with a decrease of 3.5% in ASKs during the first quarter of 2014 as compared to the same period in 2013. Despite this continued capacity rationalization, TAM was able to stimulate passenger traffic as measured in RPKs by 0.7%, allowing for continued improvement in load factors to 81.6%, which represents an increase of 3.4 percentage points as compared to the first quarter of 2013, and is among the highest in the Brazilian domestic market. Our market segmentation and revenue management practices have allowed us to continue significantly increasing revenues per ASK, which increased by 16.6% in the quarter when measured in Brazilian reais (“BRL”). As previously anticipated, the strong increase in unit revenues this quarter has been mainly due to yield expansion in BRL. Furthermore, as of the first quarter of 2014 TAM maintains a strong leadership position in the Brazilian corporate passenger segment, showing that passengers recognize TAM’s superior value proposition. As a result, and together with continued efficiency initiatives in this market, we are seeing substantial improvements in our financial results in the Brazilian domestic operations.

During the first quarter 2014, LATAM Airlines Group continued to rationalize passenger capacity on international routes, responding to a challenging competitive environment as well as continued weak European markets. International passenger capacity measured in ASKs decreased by 7.5% in the quarter, while traffic only decreased by 2.8% resulting in a load factor of 83.7%, a 4.1 percentage point increase as compared to the first quarter of 2013. Yields were under pressure as a result of increased competition from international carriers flying to South America —especially from the United States—as well as lower international passenger demand in Argentina as a result of the devaluation of the Argentinian peso. This led to flat revenues per ASK as compared to the first quarter of 2013. We remain confident that our strategy of rationalizing international capacity both in Brazil and the Spanish speaking countries, together with product and efficiency improvements and the consolidation of Guarulhos Airport as our main hub for regional and long haul traffic in South America will be key to continued improvement in the results of our international operations.

Cargo revenues decreased by 12.5% during first quarter of 2014 as a result of a 2.4% decrease in cargo traffic and a 10.4% decline in yields, as cargo trends continue to be weak and competitive pressures from regional and international cargo carriers persist. Additionally, the decline in yields reflects the negative impact of the 18.5% depreciation of the Brazilian real during the first quarter 2014 on cargo revenues in the Brazilian domestic market.

The Company continues with a rational and disciplined approach toward freighter capacity utilization, in line with a still challenging and competitive scenario in Latin American cargo markets, while focused in maximizing the belly utilization of the Company’s passenger fleet. During the first quarter 2014, cargo capacity decreased by 6.6% as compared to the same period 2013. As a result, cargo load factors increased by 2.5 percentage points, reaching 58.7% in the quarter.

Other revenues increased by 11.6%, amounting to US$86.2 million during the first quarter 2014. This increase was mainly explained by increased revenues from Multiplus, which increased from US$10.6 million to US$34.7 million in first quarter 2014, resulting from more breakage and non-air redemptions.

Total operating expenses in the first quarter 2014 reached US$3,064.8 million, a 7.0% reduction as compared to operating expenses in the first quarter of 2013, leading to a 1.3% decline in cost per ASK equivalent (including net financial expenses). The reduction in costs reflects a 7.0% decline in the average fuel price paid per gallon including hedge, as well as the positive impact of the 18.5% depreciation of the Brazilian real on certain cost items. Excluding fuel, cost per ASK equivalent showed an increase of 2.8%, resulting from the 5.2% decrease in ASK-equivalents, as we rationalize our international operations, Brazil domestic operations and cargo operations. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 2.9% driven by the positive impact of the 18.5% average depreciation of the Brazilian real during the quarter as compared to the first quarter of 2013 in wages denominated in that currency, as well as the 0.7% decrease in average headcount, partially offset by higher average wages and higher incentive payments during the quarter.

•	Fuel costs decreased 13.2% mainly driven by a 6.8% decrease in fuel gallons consumed, in line with the Company’s capacity decreases, fuel efficiency programs and an increasingly fuel efficient fleet, as well as a 6.5% decrease in the average fuel price per gallon (excluding hedge). In addition, the Company recognized a US$0.5 million fuel hedge gain, compared to a US$6.1 million fuel hedge loss in the first quarter of 2013.

•	Commissions to agents increased by 17.0% as a result of higher incentives payments at LAN and TAM in Brazil.

•	Depreciation and amortization decreased by 15.6% as a result of the sale of 21 aircraft during the last 12 months and the 18.5% depreciation of the Brazilian currency during the quarter as compared to the first quarter 2013, partially offset by the incorporation of 18 aircraft under financial leases in the same period.

•	Other rental and landing fees decreased by 9.7% mainly due to lower aeronautical rates and handling fees.

•	Passenger service expenses decreased by 10.3%, despite the 1.3% increase in passengers transported, mainly due to the reduction in variable service costs and passenger compensations.

•	Aircraft rentals increased 20.1% as a result of the addition of 28 aircraft under operating leases over the past 12 months, partially offset by the return of 19 leased aircraft during that same period.

•	Maintenance expenses increased by 20.3% mainly impacted by US$34 million in non-recurring redelivery costs related to the fleet restructuring.

•	Other operating expenses decreased 4.3% mainly due to lower marketing and sales expenses.

Non-operating results

•	Interest income decreased from US$29.8 million in first quarter 2013 to US$19.5 million in first quarter 2014, despite the higher average cash balance in US dollars, mainly due to the decrease in cash balances held in other currencies.

•	Interest expense increased from US$110.2 million in first quarter 2013 to US$131.4 million in same quarter 2014, mainly due to the recognition of US$23 million in breakage costs related to the sale and lease-back of 4 of our Boeing 777 aircraft. .

•	Under Other income (expense), the Company recorded a US$27.3 million loss compared to a US$37.5 million gain in the first quarter of 2013, mainly due to the recognition of a US$112 million provision related to the Company’s fleet restructuring program. This was partially offset by a foreign exchange gain resulting from the appreciation of the Brazilian real between January 1, 2014 and March 31, 2014, which amounted to US$57.0 million.

FINANCING AND LIQUIDITY

Over the last years, LATAM has been successfully restructuring its balance sheet, which showed significant leverage as a result of the merger between LAN and TAM in 2012. LATAM continues improving its leverage ratio (measured as adjusted net debt / EBITDAR) during the first quarter 2014 to 4.8x in March 2014, down from 4.9x in the fourth quarter 2013.

As a consequence of the completion of some financing transactions during the fourth quarter 2013 and beginning of the first quarter 2014, including the rights offering for U$940 million and the issuance of the secured bond for US$450 million, the Company was able to significantly improve its liquidity position. As of March 31, 2014, LATAM Airlines Group cash liquidity represented approximately 14% of last twelve months revenues. The target for 2014 is to maintain cash liquidity at approximately 15%.

At the end of the first quarter 2014, LATAM reported US$ 1,896.7 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of March 31, 2014, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$846 million, US$534 million of which were funded directly by LATAM. Furthermore, as of March 2014, LATAM Airlines Group had US$210 million in committed credit lines with Chilean and international banks.

During the first quarter 2014, the Company continued reducing its short term debt obligations.

The company has secured financings for its 2014 fleet commitments using a combination of ECA-supported transactions in both loan and bond formats, sale & leaseback transactions and commercial financings. The typical tenor for these financings is twelve years.

One of the objectives of LATAM Airlines Group is to reduce the volatility in the financial results and on the cash flow caused by external factors such as foreign exchange rate and fuel price fluctuations. In order to mitigate the impact of exchange rate variations as a result of the imbalance of TAM’s balance sheet accounts between assets denominated in Brazilian reais and liabilities denominated in US dollars, LATAM is in the process of transferring the TAM aircraft and its related debt to the LATAM balance sheet, which has the US dollar as its functional currency. As of March 31, 2014, LATAM has reduced the exposure to the Brazilian real on TAM’s balance sheet from US$4.1 billion on June 30, 2012 to US$1.3 billion, and expects to reduce this exposure to approximately US$0.5 billion by September 2014.

The volatility caused by exchange rate variations on the cash flows of TAM are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group. In addition, the company has in place a hedging program to partially mitigate the impact of exchange rate variations on the net Brazilian reais exposure of TAM’s cash flows. The company has hedged most of its estimated total net Brazilian real monthly exposure for 2014 through foreign exchange swaps at an average rate of BRL/USD 2.34.

In relation to the fuel exposure, all hedging activities are defined by LATAM Airlines Group. The Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. LATAM has hedged approximately 52% of its estimated fuel consumption for the second quarter of 2014, 30% of its average estimated fuel consumption for the third quarter of 2014 and 5% of its consumption for the fourth quarter 2014. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for Brent and Jet Fuel.

LATAM FLEET PLAN

During the first quarter of 2014, LATAM received 4 Airbus A320 family aircraft. The Company also returned 1 Dash Q400, 2 Boeing 737 aircraft, 1 Airbus A340 and 1 Boeing 767F. Additionally, during the first quarter 2014, LATAM sold 2 Airbus A320 aircraft and materialized the sale and leaseback of 4 Boeing 777, resulting from the agreement reached with Aircastle during February 2014.

Consistent with the Company’s fleet restructuring plan, during 2014 we expect to phase out all of our remaining B737s, Q400s, and A340-500s, and will also redeliver one of 3 remaining A340-300s and seven of our 20 A330s.

After this restructuring the company will no longer have turboprop aircraft operating in Colombia and will reduce the number of operating models in its long haul business to Boeing 767s, Boeing 777s, Boeing 787s and Airbus A350 (due to be received starting fourth quarter 2015).

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

	At year end	2013	2014	2015
Passenger Aircraft
Dash 8-200		7	7	2
Dash 8-Q400		3	0	0
Boeing 737-700		5	0	0
Airbus A319-100		54	51	48
Airbus A320-200		160	159	157
Airbus A321-200		10	21	32
Airbus A330-200		20	13	4
Boeing 767-300		43	38	38
Airbus A340-300/500		6	3	0
Airbus A350-900		0	0	1
Boeing 777-300ER		10	10	10
Boeing 787-8/-9		5	10	17
TOTAL		323	312	309

Cargo Aircraft
Boeing 777-200F		4	4	4
Boeing 767-300F		12	11	10

TOTAL		16	15	14

TOTAL FLEET		339	327	323

Total Fleet Commitments (US$ millions)		1,953	1,199	1,698

GUIDANCE

LATAM expects total passenger ASK growth to be between -1% and 1% for full year 2014. International passenger ASK growth for full year 2014 is expected to slightly decrease between -2% and 0%. TAM’s domestic passenger ASKs in the Brazilian market are expected to be flat during 2014. ASKs in Spanish-speaking countries are now expected to increase by approximately 5% to 7%.

Regarding cargo operations, LATAM expects cargo ATKs to decrease between 4% and 2% for full year 2014, driven by the rationalization of our cargo operations.

The Company expects operating margin to be between approximately 6% to 8% for full year 2014, excluding non-recurring costs related to fleet restructuring. This assumes an average exchange rate of approximately BRL/USD 2.40 and jet fuel price of US$ 120 per barrel for full year 2014.

*****

About LATAM Airlines Group S.A

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 134 destinations in 22 countries and cargo services to about 143 destinations in 27 countries, with a fleet of 338 aircraft. In total, LATAM Airlines Group S.A. has more than 53.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2014

	For the three month period ended March 31
	2014	2013	% Change
REVENUE
Passenger	2,688,611	2,871,378	-6.4%
Cargo	402,645	460,394	-12.5%
Other	86,179	77,195	11.6%

TOTAL OPERATING REVENUE	3,177,435	3,408,967	-6.8%

EXPENSES
Wages and Benefits	-599,767	-617,370	-2.9%
Aircraft Fuel	-1,080,184	-1,245,155	-13.2%
Commissions to Agents	-105,540	-90,189	17.0%
Depreciation and Amortization	-245,590	-290,893	-15.6%
Other Rental and Landing Fees	-324,071	-359,064	-9.7%
Passenger Services	-75,817	-84,519	-10.3%
Aircraft Rentals	-127,868	-106,500	20.1%
Aircraft Maintenance	-130,331	-108,383	20.3%
Other Operating Expenses	-375,645	-392,693	-4.3%

TOTAL OPERATING EXPENSES	-3,064,813	-3,294,766	-7.0%

OPERATING INCOME	112,622	114,201	-1.4%

Operating Margin	3.5%	3.4%	0.2	pp

OPERATING INCOME EXCL. NON RECURRING	146,722	114,201	28.5%

Operating Margin excl. non recurring	4.6%	3.4%	1.3	pp

Interest Income	19,541	29,827	-34.5%
Interest Expense	-131,384	-110,175	19.3%
Other Income (Expense)	-27,303	37,502	-172.8%

INCOME BEFORE TAXES AND MINORITY INTEREST	-26,524	71,355	-137.2%
Income Taxes	-12,459	-32,873	-62.1%

INCOME BEFORE MINORITY INTEREST	-38,983	38,482	-201.3%

Attributable to:
Shareholders	-41,333	42,745	-196.7%
Minority Interest	2,350	-4,263	-155.1%

NET INCOME	-41,333	42,745	-196.7%

Net Margin	-1.3%	1.3%	-2.6	pp

NET INCOME EXCL. NON RECURRING	80,664	42,745	88.7%

Net Margin excl. non recurring	2.5%	1.3%	1.3	pp

Effective Tax Rate	-43.1%	43.5%	-86.6	pp

EBITDA	358,212	405,094	-11.6%
EBITDA Margin	11.3%	11.9%	-0.6	pp.

EBITDAR	486,080	511,594	-5.0%
EBITDAR Margin	15.3%	15.0%	0.3	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2014	2013	% Change
System
ASKs-equivalent (millions)	52,164	55,004	-5.2%
RPKs-equivalent (millions)	38,514	38,853	-0.9%
Overall Load Factor (based on ASK-equivalent)%	73.8%	70.6%	3.2	pp
Break-Even Load Factor (based on ASK-equivalent)%	73.8%	69.9%	3.9	pp
Yield based on RPK-equivalent (US Cents)	8.0	8.6	-6.4%
Operating Revenues per ASK-equivalent (US Cents)	5.9	6.1	-2.2%
Costs per ASK-equivalent (US Cents)	6.2	6.2	-1.3%
Costs per ASK-equivalent ex fuel (US Cents)	4.1	4.0	2.8%
Fuel Gallons Consumed (millions)	309	332	-6.8%
Average Trip Length (thousands km)	1.6	1.6	-1.5%
Total Number of Employees (end of period)	53,350	53,717	-0.7%

Passenger
ASKs (millions)	32,927	34,403	-4.3%
RPKs (millions)	27,229	27,291	-0.2%
Passengers Transported (thousands)	16,833	16,612	1.3%
Load Factor (based on ASKs)%	82.7%	79.3%	3.4	pp
Yield based on RPKs (US Cents)	9.9	10.5	-6.2%
Revenues per ASK (US cents)	8.2	8.3	-2.2%

Cargo
ATKs (millions)	1,828	1,957	-6.6%
RTKs (millions)	1,072	1,098	-2.4%
Tons Transported (thousands)	323	331	-2.5%
Load Factor (based on ATKs)%	58.7%	56.1%	2.5	pp
Yield based on RTKs (US Cents)	37.6	41.9	-10.4%
Revenues per ATK (US Cents)	22.0	23.5	-6.3%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31, 2014	As of December 31, 2013
Assets:
Cash, and cash equivalents	1,161,339	1,984,903
Other financial assets	808,619	709,944
Other non-financial assets	328,740	335,617
Trade and other accounts receivable	1,550,482	1,633,094
Accounts receivable from related entities	302	628
Inventories	243,760	231,028
Tax assets	104,014	81,890
Non-current assets and disposal groups held for sale	2,237	2,445
Total current assets	4,199,493	4,979,549

Property and equipment	10,512,372	10,982,786
Goodwill	3,850,693	3,727,605
Intangible assets other than goodwill	2,167,777	2,093,308
Other non-current assets	948,523	847,898
Total non-current assets	17,479,365	17,651,597

Total assets	21,678,858	22,631,146

Liabilities and shareholders’ equity:

Other financial liabilities	1,520,960	2,039,787
Trade and other accounts payables	1,535,315	1,557,736
Tax liabilities	595	505
Other non-financial liabilities	2,821,743	2,911,079
Total current liabilities	5,878,613	6,509,107

Other financial liabilities	7,287,079	7,859,985
Accounts payable	941,648	922,887
Other provisions	1,122,149	1,122,247
Deferred tax liabilities	760,183	767,228
Employee benefits	48,494	45,666
Other non-financial liabilities	77,979	77,567
Total non-current liabilities	10,237,532	10,795,580

Total liabilities	16,116,145	17,304,687

Share capital	2,545,705	2,389,384
Retained earnings	753,967	795,303
Treasury Shares	(178)	(178)
Other reserves	2,178,031	2,054,312
Equity attributable to the parent company’s equity holders	5,477,525	5,238,821
Minority interest	85,188	87,638

Total net equity	5,562,713	5,326,459

Total liabilities and equity	21,678,858	22,631,146

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of March 31, 2014	As of March 31, 2013
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	3,221,686	3,290,413
Other cash receipts from operating activities	24,709	2,910

Payments for operating activities
Payments to suppliers for goods and services	(2,424,849)	(2,776,682)
Payments to and on behalf of employees	(669,386)	(640,524)
Other payments for operating activities	(113,362)	(18,058)

Interest Received	5,094	4,112
Income Taxes refunded (paid)	(22,558)	(25,643)
Other cash inflows (outflows)	6,970	55,656

Net cash flows from operating activities	28,304	(107,816)

Cash flow used in investing activities
Cash flow used for acquisition of non controlling shares	2	—
Other cash receipts from sales of equity or debt	201,491	76,737
Other payments to acquire equity or debt instruments of	(299,259)	—
Amounts raised from sale of property, plant and equipment	514,218	21,754
Purchases of property, plant and equipment	(194,926)	(373,828)
Amounts raised from sale of intangible assets	13
Purchases of intangible assets	(13,104)	(9,204)
Payment from other long-term assets	—	14,386
Other cash inflows (outflows)	(25,217)	78,171
Net cash flows used in investing activities	183,218	(191,984)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	156,321	104,351
Amounts raised from long-term loans	83,608	458,742
Amounts raised from short-term loans	—	75,000
Loans repayment	(1,121,751)	(292,964)
Payments of finance lease liabilities	(106,343)	(121,581)
Dividends paid	(400)	(9,166)
Interest paid	(116,548)	(84,793)
Other cash inflows (outflows)	54,943	(8,738)

Net cash flows from (used in) financing activities	(1,050,170)	120,851

Net increase (decrease) in cash and cash equivalents before	(838,649)	(178,949)
Effects of variations in the exchange rate on cash and equival	15,084	(14,604)
Net increase (decrease) in cash and cash equivalents	(823,565)	(193,553)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,984,903	650,263

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,161,339	456,710

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31,
	2014	2013
Total Assets	21,678,858	22,631,146

Total Liabilities	16,116,145	17,304,687
Total Equity*	5,562,713	5,326,459

Total Liabilities and Shareholders equity	21,678,858	22,631,146

Net Debt
Current and long term portion of loans from financial institutions	6,330,481	7,446,617
Current and long term portion of obligations under capital leases	2,356,793	2,326,252
Other liabilities current and long term portion	55,403	57,997
Cash and cash equivalents	-1,896,656	-2,561,574

Total Net Debt	6,846,021	7,269,292

(*)	Note: Includes minority interest

Main Financial Ratios

	As of March 31	As of December 31,
	2014	2013
Cash and Equivalents as % of LTM revenues	14.6%	19.3%

Adjusted Gross Debt (US$ thousands)	11,979,792	12,918,405
Adjusted Gross Debt/EBITDAR (LTM )	5.70	6.07

Adjusted Net Debt (US$ thousands)	10,083,136	10,356,831
Adjusted Net Debt/EBITDAR (LTM )	4.80	4.87

Note: Adjusted debt considers aircraft leases x 7

LATAM Airlines Group S.A.

Consolidated Fleet

		As of March 31, 2014
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	7	0	7
Dash 8-Q400	2	0	2
Boeing 737-700	3	0	3
Airbus A319-100	15	39	54
Airbus A320-200	67	95	162
Airbus A321-200	3	9	12
Airbus A330-200	12	8	20
Boeing 767-300	6	37	43
Airbus A340-300/500	3	2	5
Boeing 777-300ER	6	4	10
Boeing 787-8/-9	2	3	5

TOTAL	126	197	323

Flota Carga
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15

TOTAL FLEET	131	207	338

Note: As of March 31, 2014, 24 aircraft were grounded as a result of sale or redelivery processes (1 Airbus A319, 3 Airbus A320, 9 Airbus A330, 2 Airbus A340, 4 Boeing B737, 3 Boeing B767and 2 Dash Q-400).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Chief Executive Officer